UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company") Notification of PDMR Interests

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Albert Hitchcock
2	Reason for the notification
a)	Position/status	Chief Technology and Operations Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Allotment of Ordinary shares following release of share award under the Long-term Incentive Plan and sale of shares to cover tax liabilities arising from the vesting share award
c)	Price(s) and volume(s)	Allotment of Ordinary Shares following release of Long-Term Incentive Plan award	Sale of shares to cover tax liabilities
		Volume: 44,162 Price : n/a	Volume: 20,830 Price: £5.4834 per share Aggregated price: £114,219.22
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	1 October 2020
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Anna Vikström Persson
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Allotment of Ordinary shares following release of share award under the Long-term Incentive Plan and sale of shares to cover tax liabilities arising from the vesting share award
c)	Price(s) and volume(s)	Allotment of Ordinary Shares following release of Long-Term Incentive Plan award	Sale of shares to cover tax liabilities
		Volume: 32,378 Price : n/a	Volume: 15,272 Price: £5.4834 per share Aggregated price: £83,742.48
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	1 October 2020
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 05 October 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary